Exhibit 12.1
POPULAR, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

	Quarter ended		Year Ended December 31,
	March 31,	March 31,
	2006	2005 (1)	2005	2004	2003	2002	2001

Income before income taxes	$152,134	$203,343	$680,942	$628,067	$597,410	$463,606	$408,404

Fixed charges :

Interest expense	382,446	275,994	1,241,652	840,754	749,550	863,553	1,039,105

Estimated interest component of net rental payments	5,273	6,548	27,454	25,068	22,940	19,963	18,713

Total fixed charges including interest on deposits	387,719	282,542	1,269,106	865,822	772,490	883,516	1,057,818

Less: Interest on deposits	124,411	97,056	430,813	330,351	342,891	432,415	517,881

Total fixed charges excluding interest on deposits	263,308	185,486	838,293	535,471	429,599	451,101	539,937

Income before income taxes and fixed charges(including interest on deposits)	$539,853	$485,885	$1,950,048	$1,493,889	$1,369,900	$1,347,122	$1,466,222

Income before income taxes and fixed charges(excluding interest on deposits)	$415,442	$388,829	$1,519,235	$1,163,538	$1,027,009	$914,707	$948,341

Preferred stock dividends	2,978	2,978	11,913	11,913	9,919	2,510	8,350

Ratio of earnings to fixed charges

Including Interest on Deposits	1.4	1.7	1.5	1.7	1.8	1.5	1.4

Excluding Interest on Deposits	1.6	2.1	1.8	2.2	2.4	2.0	1.8

Ratio of earnings to fixed charges & Preferred Stock Dividends

Including Interest on Deposits	1.4	1.7	1.5	1.7	1.7	1.5	1.4

Excluding Interest on Deposits	1.6	2.1	1.8	2.1	2.3	2.0	1.7
(1) In December 2005, the Corporation changed the estimate of the interest component of net rental payments. This change was applied retroactively to the March 31, 2005 quarterly computation of the ratio of earnings to fixed charges and preferred stock dividends, presented in the table above.